FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2     Date of Material Change

June 1, 2015

Item 3     News Release

A news release was issued by the Company on June 1, 2015 and distributed through Marketwired and filed on SEDAR.

Item 4     Summary of Material Change

The syndicate of investment dealers (the “Underwriters”) co-led by Clarus Securities Inc., and Cormark Securities Inc. and including Canaccord Genuity Corp., Laurentian Bank Securities Inc., GMP Securities L.P. and TD Securities Inc. exercised the over-allotment option to purchase 1,000,550 common shares of the Company (the “Shares”) at a price of $3.05 per Share. The over-allotment option was granted to the Underwriters in connection with the Company’s previously announced public offering which closed on April 30, 2015. The Company issued 1,000,550 Shares for gross proceeds of $3,051,678 upon closing of the exercise of the over-allotment option on June 1, 2015.

Item 5     Full Description of Material Change

5.1	Full Description of Material Change

The Underwriters exercised the over-allotment option to purchase 1,000,550 Shares at a price of $3.05 per Share. The over-allotment option was granted to the Underwriters in connection with the Company’s previously announced public offering which closed on April 30, 2015. The Company issued 1,000,550 Shares for gross proceeds of $3,051,678 upon closing of the exercise of the over-allotment option on June 1, 2015.

The net proceeds of the offering will be used for working capital and for general corporate purposes, including the funding of prospective future acquisitions.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7     Omitted Information

Not applicable

Item 8     Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9     Date of Report

June 3, 2015